

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

<u>Via E-mail</u>
Mr. W. Larry Cash
Executive Vice President, Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

> **Re: Community Health Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-15925**

Dear Mr. Cash:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to our comment, we may have additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>1.   Business and Summary of Significant Accounting Policies</u>
<u>Net Operating Revenues, page 80</u>

1. We acknowledge your disclosure regarding the adoption of ASU 2010-23. Please provide us proposed revised disclosure to be included in future periodic reports that expands your disclosure of the "Company's charity care policy" so as to clarify the patients that "qualify under the Company's charity care policy." Refer to ASC 954-605-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding our comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant